20549-0408

                                    March 23, 2005


Perry Augustson, President
Triton Resources, Inc.
7363 146 A Street
Surrey, British Columbia
Canada, V3S 8Y8

Re: Triton Resources, Inc.
       Form SB-2, amendment number 1, filed March 11, 2005
       File Number 333-122039

Dear Mr. Augustson:

      We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - page 4

1. In any amendment delete the term "further" from the second paragraph. Prominently disclose that to your knowledge no one has been to the property, including Mr. Burjoski.

2. In any amendment disclose any affiliation between Mr. Burjoske and
Mr. Augustson, or state that there is none.



Financial Statements
Note 2 (i) Foreign Currency Translation - page F-46

3. We note your response to prior comment 23. The disclosures in your document suggest that you should use the Canadian dollar as your functional currency. Paragraph 5 of SFAS 52 states that an entity`s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. The following items indicate that your functional currency is the Canadian dollar:

* Labor, material and other costs of your exploration plan are primarily local costs in Canada and are expressed in Canadian dollars in your Plan of Operation.
* Through the date of the financial statements, cash has been generated solely through the issuance of shares and each shareholder appears to be a resident of Canada.

Please reconsider the determination of your functional currency.
Should you determine the functional currency is the Canadian dollar, restate your financial statements to report translation adjustments in other comprehensive income. Refer to paragraph 13 of SFAS 52.


						* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Heidi Berg, at 202-824-5463 or to Donald Walker, Senior Assistant Chief
Accountant,
at 202-942-1799. Please direct any other questions to David Lyon at
202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst

By fax : Joseph I. Emas
	  Fax number 305-531-1274










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Triton Resources, Inc.
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